News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Adds VP Environment, Health, Safety & Sustainability to Senior Team

December 9, 2010 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX: NG, TSX: NG) today announced the appointment of Ron Rimelman to the position of Vice President Environment, Health, Safety & Sustainability.

“Mr. Rimelman brings extensive environmental, safety and permitting expertise to NovaGold’s senior team,” said Rick Van Nieuwenhuyse, President & CEO of NovaGold. “His experience permitting and managing northern mining projects, and the relationships he has fostered with local communities and regulators, will be invaluable as NovaGold advances Donlin Creek and Galore Creek through permitting and toward construction and production.

“Donlin Creek and Galore Creek are large projects that will operate for decades once in production, and we intend to design, build and operate these projects to the highest standards,” continued Mr. Van Nieuwenhuyse. “Gil Leathley and Ron Rimelman bring additional expertise to an already strong team of experienced, bright and hard-working people dedicated to achieving NovaGold’s objective of becoming a low-cost million-ounce-a-year gold producer.”

Ron Rimelman has worked as a consultant to NovaGold since June 2009. As Vice President EHSS, Mr. Rimelman will provide leadership, strategic direction and technical expertise in the areas of environment, health, safety, sustainability, risk management and security. Mr. Rimelman will support the successful exploration, evaluation, construction and operation of the Company’s mines and projects in line with industry best practices and government requirements.

With nearly 25 years of environmental experience, Ron has managed environmental impact assessments and permitting activities for mines around the world, with a focus in Alaska and other northern climates. Ron’s most recent position was Vice President Environmental Services for Tetra Tech, where he coordinated the natural resources group and took the lead on a range of projects, including preparing environmental impact statements for the Kensington and Red Dog mines in Alaska. Ron also has extensive experience with mine permitting and water resources analysis, as well financial and personnel management. Ron holds a Bachelor of Science in Chemical Engineering from Massachusetts Institute of Technology.

Mr. Rimelman will report directly to NovaGold’s Chief Operating Officer, Gil Leathley. Mr. Leathley has worked with NovaGold since 2009 as Senior Advisor to the President and has played an instrumental role in reviewing development options and advancing NovaGold’s two core properties, Donlin Creek and Galore Creek. Mr. Leathley’s appointment as Senior Vice President & Chief Operating Officer was announced on November 25.

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About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its two core properties, Donlin Creek and Galore Creek, with the objective of becoming a low-cost million-ounce-a-year gold producer, and offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold company. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Creek project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

NovaGold Contact

Rhylin Bailie
Director, Communications & Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to developing, permitting and constructing NovaGold’s Donlin Creek and Galore Creek projects, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the results of pre-feasibility and feasibility studies and plans to proceed to the next stage of project development; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Resources in the exploration and development of the Donlin Creek and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2009, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.